BB 3/4

OMB APPROVAL

OMB Number: 3235-0123

SECUR[barcode sticker] 10028378 MMISSION

SEC FILE NUMBER
8-67871

SEC Mail Processing Section
MAR 02 2010
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) **AND ENDING** 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mismi, Inc.

OFFICIAL USE ONLY

FIRM ID. NO. 147058

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street
(No. and Street)

New York (City) NY (state) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente Randolph, LLC
(Name - if individual, state *last, first, middle name*)

444 Liberty Avenue, Suite 1800 (Address) Pittsburgh (City) PA (state) 15222 Zip Code)

CHECK ONE:
- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/11

OATH OR AFFIRMATION

I Lawrence K. Kinsella swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mismi, Inc. as of December 31 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

3/1/10

Notary Public

This report contains (check all applicable boxes):**

[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Mismi, Inc.
(A Development Stage Company)

Financial Statements
For the Year Ended
December 31, 2009
&
Independent Auditors' Report
&
Supplementary Information
&
Internal Control Report

TABLE OF CONTENTS

ParenteBeard

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Mismi, Inc.:

We have audited the accompanying statement of financial condition of Mismi, Inc. (a development stage company), (the "Company"), as of December 31, 2009 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and for the period December 21, 2006 (inception) through December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mismi, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended and for the period December 21, 2006 (inception) through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has incurred recurring operating losses and has an accumulated deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, shown on pages 19- 20 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Pittsburgh, Pennsylvania
March 1, 2010

MISMI, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 827,186
PREPAID EXPENSES AND DEPOSITS	15,576
FURNITURE AND EQUIPMENT, net	294,227
OTHER ASSETS	45,694
TOTAL	$ 1,182,683

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 264,322
Other liabilities	169,053
Total liabilities	433,375
STOCKHOLDERS' EQUITY:	
Series A Preferred stock, $0.001 par value; (liquidation preference $5,014,183); 4,500,000 shares authorized; 4,191,008 issued and outstanding	4,191
Series B Preferred stock, $0.001 par value; (liquidation preference $3,696,480); 4,300,000 shares authorized; 3,411,925 issued and outstanding	3,412
Common stock, $0.001 par value; 20,000,000 shares authorized; 8,228,834 shares issued and outstanding	8,229
Paid-in capital	7,415,774
Deficit accumulated during development stage	(6,682,298)
Total stockholders' equity	749,308
TOTAL	$ 1,182,683

See Notes to Financial Statements

MISMI, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2009	CUMULATIVE FOR THE PERIOD DECEMBER 21, 2006 (INCEPTION) THROUGH DECEMBER 31, 2009
REVENUES	$ -	$ -
EXPENSES:		
Employee compensation and benefits	2,086,459	3,945,035
Other operating	1,019,565	2,357,278
Occupancy	104,797	201,655
Communications and data processing	182,272	225,614
Interest	37,613	68,905
Total expenses	3,430,706	6,798,487
OTHER INCOME,		
Warrant revaluation	54,982	54,982
Interest	1,406	61,207
LOSS BEFORE INCOME TAXES	(3,374,318)	(6,682,298)
PROVISION FOR INCOME TAXES	-	-
NET LOSS	$ (3,374,318)	$ (6,682,298)

See Notes to Financial Statements

MISMI, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD DECEMBER 21, 2006 (INCEPTION) THROUGH DECEMBER 31, 2009

		COMMON STOCK		SERIES A PREFERRED STOCK		SERIES B PREFERRED STOCK			DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE	
		SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	PAID-IN CAPITAL		TOTAL
COMMON STOCK ISSUED TO AXIOMA, INC. (AT INCEPTION)	12/21/06	5.784,133	$ 5.784	-	$ -	-	$ -	$ (5.784)	$ -	$ -
ISSUANCE OF RESTRICTED STOCK	4/1/07	1.361.496	1,361					70.993		72,354
NET LOSS FOR THE PERIOD FROM DECEMBER 21, 2006 (INCEPTION) THROUGH DECEMBER 31. 2007		-	-	-	-	-	-	-	(329.906)	(329,906)
BALANCE. DECEMBER 31, 2007		7.145,629	7.146	-	-	-	-	65.209	(329.906)	(257,552)
ISSUANCE OF PREFERRED STOCK	1/31/08			4 140 930	4.141			4,316.505		4,320,646
ISSUANCE OF WARRANTS ON PREFERRED STOCK	1/31/08							(188,365)		(188,365)
ISSUANCE OF WARRANTS ON COMMON STOCK	8/11/08							30,000		30 000
ISSUANCE OF RESTRICTED STOCK	5/30/08 to 7/10/08	1,047,808	1.048					33,655		34,703
ISSUANCE OF STOCK OPTIONS	7/22/08 to 11/7/08							1.143		1.143
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2008		-	-	-	-	-	-	-	(2,978,074)	(2,978 074)
BALANCE. DECEMBER 31, 2008		8.193,437	8,193	4.140.930	4.141	-	-	4,258,147	(3,307 980)	962,501
ISSUANCE OF SERIES B PREFERRED STOCK	6/30/2009 to 12/31/09					3,009,395	3,009	3,136 991		3,140.000
ISSUANCE OF WARRANTS ON SERIES B PREFERRED STOCK	6/30/2009 to 7/31/09							(35,670)		(35,670)
EXERCISE OF WARRANTS ON PREFERRED STOCK	5/19/2009 to 12/31/2009			50,078	50	402,530	403	48		501
EXERCISE OF STOCK OPTIONS, NET	4/1/09 to 12/31/2009	35.397	35					2,796		2,832
STOCK BASED COMPENSATION	4/21/09 to 10/14/09							53,462		53,462
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2009		-	-	-	-	-	-	-	(3,374,318)	(3,374,318)
BALANCE, DECEMBER 31, 2009		8,228.834	$ 8,229	4,191,008	$ 4.191	3,411,925	$ 3,412	$ 7,415,774	$ (6,682,298)	$ 749,308

See Notes to Financial Statements

MISMI, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2009	CUMULATIVE FOR THE PERIOD DECEMBER 21, 2006 (INCEPTION) THROUGH DECEMBER 31, 2009
CASH FLOWS USED IN OPERATING ACTIVITIES:		
Net loss	$ (3,374,318)	$ (6,682,298)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	140,281	200,411
Warrant revaluation	(54,982)	(54,982)
Stock based compensation	53,462	161,662
Changes in operating assets and liabilities:		
Other assets	(17,500)	(17,500)
Prepaid expenses and deposits	12,838	(15,576)
Accounts payable, accrued expenses and other liabilities	56,630	267,655
Net cash used in operating activities	(3,183,589)	(6,140,628)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(83,831)	(464,638)
Development of patents	(10,155)	(28,194)
Net cash used in investing activities	(93,986)	(492,832)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from line of credit and long-term debt	-	1,480,000
Payments on line of credit and long-term debt	(1,000,000)	(1,000,000)
Issuance of preferred stock	3,140,000	6,980,646
Net cash provided by financing activities	2,140,000	7,460,646
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,137,575)	827,186
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,964,761	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 827,186	$ 827,186
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION,		
Interest paid	$ 20,122	$ 28,268
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:		
Conversion of debt to preferred stock		$ 480,000
Issuance of warrants on preferred stock, net of warrants exercised	35,670	224,035

See Notes to Financial Statements

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT RISKS

NATURE OF OPERATIONS

Mismi, Inc. (the "Company") is a broker-dealer in New York, New York, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed to provide value added technology services in the investment trading process through an alternative system that will provide traders with greater control over trading outcomes.

The Company is considered an introducing broker, whereby the Company can accept customer orders but elects to clear through an unrelated third-party broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Company was incorporated in the state of Delaware on December 21, 2006 as a subsidiary of Axioma, Inc. ("Axioma"), a company that develops portfolio optimization software. At the Company's inception, Axioma contributed partially developed technology for 5,784,133 shares of Company common stock at a $0.001 par value. The Company's current operations are devoted to financial planning, research and development, acquiring equipment, developing markets, and commencing production.

The Company evaluated subsequent events for recognition or disclosure through March 1, 2010, the date the financial statements were available to be issued.

BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Financial Accounting Standards Board ("FASB") guidance for development stage enterprises to recognize the fact that through December 31, 2009, the Company has devoted substantially all of its efforts to establishing a new business and planned principal operations have not commenced.

SUMMARY OF SIGNIFICANT RISKS

The Company is subject to the risks associated with emerging technology-oriented companies. Primary among these risks are competition from substitute products, competitors with substantially greater financial, technical and marketing resources, and the ability to successfully develop and market its products and services. Through December 31, 2009, the Company has incurred losses since inception aggregating approximately $6,682,000 and does not have sufficient revenues to fund operations. Absent additional funding, these factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. The continued existence of the Company depends on a number of factors, including but not limited to, its ability to secure adequate sources of capital. Management believes the Company will be able to raise additional capital in the debt or equity markets sufficient to support future operations until principal operations commence.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents. At times, the Company maintains more than $250,000 in cash at a financial institution. Account balances are insured by the Federal Deposit Insurance Corporation to $250,000.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost, including expenditures for additions and major improvements. Maintenance and repairs, which are not considered to extend the useful lives of assets, are charged to operations as incurred.

Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years.

OTHER ASSETS

Other assets consist primarily of capitalized patent costs. These costs will be subject to amortization upon approval of such patents.

CARRYING VALUE OF LONG-LIVED ASSETS

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the long-lived asset. No impairment loss was recorded for the year ended December 31, 2009 or for the period December 21, 2006 (inception) through December 31, 2009.

INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

STOCK BASED COMPENSATION

The Company applies the fair value recognition provisions of FASB guidance related to stock-based compensation. Under these provisions, stock based compensation expense is measured at the grant date based on the fair value of the award and is generally recognized as expense over the requisite service period.

DEVELOPMENT STAGE COSTS

Cost incurred during the development stage, such as expenses associated with research and development, establishing markets, and developing sources of supply, are expensed as incurred.

FAIR VALUE MEASUREMENTS

The Company measures its preferred stock warrant liabilities at fair value as required by FASB guidance. This guidance defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under FASB guidance are:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

In 2009, the valuation methodology used to measure financial assets and liabilities within the scope of this fair value guidance was limited to the Company's preferred stock warrant liability. The fair value of these financial instruments is estimated based upon a valuation model with inputs that generally can be verified by observable market conditions and do not involve significant management judgment. Accordingly, the fair value of the Company's preferred stock warrant liability is classified within Level 2 of the fair value hierarchy.

NEW ACCOUNTING STANDARDS

In June 2009, the FASB established the FASB Accounting Standards Codification ("Codification") as the sole source of authoritative accounting principles generally accepted in the United States of America. As a result, all references to accounting literature will conform to the appropriate reference within the Codification. The adoption of the Codification, which became effective during September 2009, did not have any impact on the Company's financial statements.

The Company adopted FASB guidance related to subsequent events as of December 31, 2009. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption of this FASB guidance did not have a material effect on the Company's financial statements.

The Company adopted FASB guidance on accounting for uncertainty in income taxes effective January 1, 2009. The adoption had no impact on the Company's financial statements. A tax position is recognized as a benefit at the largest amount that is more-likely-than not to be sustained in a tax examination based solely on its merits. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained. Under the threshold guidelines, the Company believes no significant uncertain tax positions exist, either individually or in the aggregate, that would result in recognition of a liability for unrecognized tax benefits as of January 1, 2009 and December 31, 2009.

3. COMMON STOCK TRANSACTIONS

At the Company's inception, Axioma contributed partially developed technology valued at $462,731 in exchange for 5,784,133 shares of the Company's common stock. The common stock included a liquidation preference of $0.02 per share plus any unpaid dividends.

In connection with the preferred stock issuance (Note 4), certain common shareholders received warrants to purchase 162,477 shares of the Company's preferred stock at $0.01 per share. These warrants expire on January 29, 2018, and are considered exercised in the event of a deemed liquidation or upon the sale of the Company's common stock in a public offering, subject to a required level of proceeds to be generated from the public offering. During the year ended December 31, 2009, 50,078 of these warrants were exercised. The fair value of the remaining 112,399 warrants issued to common shareholders is $116,267 and is recorded as a liability in the statement of financial condition as of December 31, 2009.

4. PREFERRED STOCK TRANSACTIONS

On January 31, 2008, the Company issued 4,140,930 shares of Series A preferred stock to accredited investors for $4,320,646, of which $480,000 was in exchange for the conversion of former debt holders. These preferred shares are convertible, at the option of the holder, into common shares at a rate of $1.0434 per common share, subject to certain anti-dilution provisions. The Series A preferred shares will automatically be converted into common shares upon vote or consent of the majority of these Series A preferred shareholders, or upon the sale of the Company's common stock in a public offering, subject to a required level of proceeds to be generated from the public offering. The value of this conversion feature on the Series A preferred stock is approximately $12,584,000 at December 31, 2009. The Series A preferred shares accrue dividends at an annual rate of 8%. No dividends have been declared since inception (December 21, 2006). Voting rights are conveyed to Series A preferred shareholders on an as-if-converted to common stock basis. As the dividends are subject to payment based upon the Company's financial position, no dividend payable has been recorded as of December 31, 2009. Each holder of Series A preferred stock may elect, at any time after the date six years from issuance, and upon consent of the majority of preferred shareholders, to have the Company redeem some or all of such holder's Series A preferred stock, for a price per share equal to the per share purchase price plus all accrued but unpaid dividends. As of December 31, 2009, Series A preferred dividends in arrears were approximately $641,000.

In connection with the Series A preferred stock issuance, former convertible debt holders received warrants to purchase 47,024 shares of the Company's preferred stock at $1.0434 per share. These warrants expire on September 19, 2017. The fair value of these warrants is $17,087 and is recorded as a liability in the statement of financial condition as of December 31, 2009.

During June and July 2009, the Company issued 3,009,395 shares of Series B preferred stock to accredited investors for proceeds of $3,140,000. These preferred shares are convertible, at the option of the holder, into common shares at a rate of $1.0434 per common share, subject to certain anti-dilution provisions. The Series B preferred shares will automatically be converted into common shares upon vote or consent of the majority of these Series B preferred shareholders, or upon the sale of the Company's common stock in a public offering, subject to a required level of proceeds to be generated from the public offering. The value of this conversion feature on the Series B preferred stock is approximately $10,245,000 at December 31, 2009. The Series B preferred shares accrue dividends at an annual rate of 8%. No dividends have been declared since inception. Voting rights are conveyed to Series B preferred shareholders on an as-if-converted to common stock basis. As the dividends are subject to payment based upon the Company's financial position, no dividend payable has been recorded as of December 31, 2009. Each holder of Series B preferred stock may elect, at any time after the date six years from issuance, and upon consent of the majority of preferred shareholders, to have the Company redeem some or all of such holder's Series B preferred stock, for a price per share equal to the per share purchase price plus all accrued but unpaid dividends. As of December 31, 2009, Series B preferred dividends in arrears were approximately $137,000.

In connection with the Series B preferred stock issuance, Series B stockholders received warrants to purchase 437,033 shares of the Company's preferred stock at $0.01 per share, of which 402,530 were exercised during 2009. The remaining warrants expire on June 30, 2019. The fair value of the 34,503 remaining warrants is $35,699 and is recorded as a liability in the statement of financial condition as of December 31, 2009.

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31, 2009:

Furniture and equipment	$464,638
Less accumulated depreciation	170,411
Furniture and equipment, net	$294,227

Depreciation expense for the year ended December 31, 2009 was $122,781 and for the period December 21, 2006 (inception) through December 31, 2009 was $170,411.

6. INCOME TAXES

The Company has no provision for income taxes for the year ended December 31, 2009 or for the period December 21, 2006 (inception) through December 31, 2009 as the Company has federal and state net operating losses which are being carried forward.

Gross deferred tax assets, consisting primarily of net operating loss carryforwards were approximately $3,040,000 at December 31, 2009. A valuation allowance equal to this amount was established as these deferred tax assets will not be realized until the Company produces taxable income.

Federal and state net operating losses of approximately $6,450,000 begin to expire in 2027. There were no income tax payments made during the year ended December 31, 2009 or for the period December 21, 2006 (inception) through December 31, 2009. The Company is subject to federal income tax and state income taxes in New York. The Company is subject to examination by federal authorities and New York state taxing authorities for all years since its inception in 2006.

7. LINE OF CREDIT

On August 11, 2008, the Company entered into a $1,500,000 revolving line of credit agreement with a bank. The agreement called for advances up to $500,000 to bear interest at 1.0% above the bank's prime rate, with the remaining $1,000,000 in advances to bear interest at 1.25% above the bank's prime rate. The line of credit expired on August 10, 2009 and was paid in full prior to that date.

In connection with the revolving line of credit agreement, the bank received warrants to purchase 28,752 shares of the Company's common stock at $1.0434 per share. These warrants expire on August 11, 2015. The relative fair values of the line of credit borrowings and the associated warrants at December 31, 2008 were determined to be $982,500 and $30,000, respectively. Amortization of the discount on the line of credit borrowings recorded as interest expense in the accompanying statement of operations was $17,500 for the year ended December 31, 2009 and $30,000 for the period December 21, 2006 (inception) through December 31, 2009.

8. STOCK PLAN

In 2007, the Company approved the Mismi, Inc. 2007 Stock Inventive Plan (the "Plan"). The Plan was amended during 2009 to allow the Company to issue 4,666,611 shares of common stock to selected non-employees and designated employees. The Company may issue shares of common stock from either authorized and unissued shares of common stock or from treasury shares. Grants issued under the Plan are subject to certain vesting conditions as determined by the Plan's award committee as designated by the Company's Board of Directors. Generally, stock options issued under the Plan vest over a four year period, and have a 10 year life. Restricted stock awards generally vest over a period of four to six years.

No shares of restricted stock were awarded during the year ended December 31, 2009. The Company awarded 2,409,304 shares of restricted stock for the period December 21, 2006 (inception) through December 31, 2009, of which 1,838,730 shares were vested at December 31, 2009. The fair value of the awards issued in prior years was $0.08 per share as determined by the fair value estimate of the Company's common stock. The restricted stock awards are subject to certain conditions surrounding termination of employment and change in control events as defined by the Plan.

The Company granted stock options to certain employees and non-employees of the Company in 2009 at exercise prices which approximated fair value at the date of grant. Options granted under the Plan expire ten years from the dates of grant. The weighted average grant date fair value of options granted during 2009 was $0.04. The fair value of the options is estimated using the Black-Scholes options pricing model with the following assumptions for 2009: dividend yield of 0.0%, volatility of 40%, an expected term of seven years, and a risk-free interest rate ranging from 2.46% to 3.53%.

A summary of the Company's stock option activity since inception is as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2007	-	
Options granted	419,300	$0.08
Options exercised	-	
Options forfeited	-	
Balance, December 31, 2008	419,300	$0.08
Options granted	1,063,370	$0.08
Options exercised	35,397	$0.08
Options forfeited	300,910	$0.08
Balance, December 31, 2008	1,146,363	$0.08

Stock options exercisable are 289,761 at December 31, 2009. Compensation expense related to the Company's stock based compensation under the restricted stock and stock option arrangements was $53,462 for the year ended December 31, 2009 and $161,662 for the period December 21, 2006 (inception) through December 31, 2009. Total unrecognized stock compensation expense was $82,195 at December 31, 2009. This expense will be recognized over a weighted-average period of approximately 4 years.

9. RELATED PARTY TRANSACTIONS

The Company has a lease agreement for office space with Axioma. Rent expense was $104,797 for the year ended December 31, 2009 and $194,624 for the period December 21, 2006 (inception) through December 31, 2009.

The Company has advanced monies to an affiliate, Kagera, Inc. to which no interest is charged. The advance of $17,500 is classified within other assets in the accompanying statement of financial condition at December 31, 2009.

Certain administrative functions of the Company are performed by officers or employees of related entities for which no fees are charged.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Upon commencement of the Company's principal operations, and in the normal course of its planned business activities, the Company's customer and correspondent clearance activities will involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

11. EXEMPTIVE PROVISIONS OF RULE 15C3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, shall not exceed a ratio of 15 to 1. The Company has net capital of $393,811 at December 31, 2009, which was $293,811 in excess of its required net capital of $100,000. The Company's net capital ratio was .67 to 1 at December 31, 2009.

MISMI, INC.
(A DEVELOPMENT STAGE COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 749,308
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Prepaid expenses and deposits	15,576
Furniture and equipment, net	294,227
Other assets	45,694
Deductions and/or charges	355,497
NET CAPITAL	$ 393,811

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (12-1/2% OF AGGREGATE INDEBTEDNESS)	$ 33,040
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 100,000
NET CAPITAL REQUIREMENT	$ 100,000
EXCESS NET CAPITAL	$ 293,811
EXCESS NET CAPITAL AT 1000%	$ 367,378

MISMI, INC.
(A DEVELOPMENT STAGE COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 264,322
OTHER ITEMS	-
TOTAL AGGREGATE INDEBTEDNESS	$ 264,322
PERCENTAGE OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	67%

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2009:	
Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 352,746
Net post-closing adjustments	41,065
NET CAPITAL PER ABOVE	$ 393,811

See Notes to Financial Statements

ParenteBeard

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Mismi, Inc.:

In planning and performing our audit of the financial statements of Mismi, Inc. (a development stage company), (the "Company"), as of and for the year ended December 31, 2009 and for the period December 21, 2006 (inception) through December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for the oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Pittsburgh, Pennsylvania
March 1, 2010